UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. ANNOUNCES
NEW MEASURES IN RESPONSE TO INCREASED HEALTH ALERT

Guadalajara, Jalisco, Mexico, April 30, 2009 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP” today announced the following:

As a result of the health emergency that is developing globally, mainly in the United States and Mexico, due to the spread of the swine flu virus, GAP is working with the Ministry of Communications and Transportation (SCT) and the Federal Health Department (SSA) to establish special health vigilance measures at the airports. This is due to the epidemiological alert level, which has been raised from a ‘Phase 3’ to a ‘Phase 4’ and currently to a ‘Phase 5’ alert, which implies containment of the virus, whereas ‘Phase 3’ only implied strengthening the response capacity to the virus.

As a result, the Company will immediately implement two review mechanisms, which are:

1 – Systematic examination of travelers at risk via the distribution of a survey to 100% of passengers prior to boarding.

2 – Verification of body temperature with a digital measurement camera, survey and visual review of those that board an international flight and proceed with health alert proceedings.

With these revisions the Company seeks to minimize the effects on passenger comfort. In addition, the Company is analyzing more practical options by which high technology can be easily implemented in order to avoid actual physical contact with the passengers and to enhance the response rate so as to not prolong wait times at the airports.

The Company continues to widely recommend that passengers arrive at the airport two hours prior to departure for domestic flights and three hours prior to departure for international flights.

These steps have been taken at all Mexican airports. The objective of these actions is to contain the virus and give airports the ability to provide passengers with a safety measure in order to promote Mexico’s attractiveness as a tourist and business destination, while strengthening contingency plans until the situation returns to normal levels.

With the implementation of these additional measures, the Company seeks the cooperation off all passengers given the significant health crisis. Any

     For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

action taken will most certainly benefit everyone and will help in overcoming this problem currently affecting Mexico. As this is a contingency, it is subject to change. The Company will continue to update the market as necessary.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 30, 2009